Room 4561

July 24, 2007

Mr. Jack Nonan
President and Chief Executive Officer
SPSS, Inc.
233 South Wacker Drive
Chicago, Illinois 60606

      RE: **SPSS. Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Form 10-Q for Fiscal Quarter Ended March 31, 2007
               File No. 0-22194

Dear Mr. Nonan:

      We have reviewed your response letter dated July 16, 2007 in addition to the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. You state in your response to our prior comment number 6 that the standard license agreements provide for automatic renewals and the invoices relating to these renewals post on the actual renewal date of the PCS term. Reconcile this statement to the terms of your Maintenance Agreement noted from your website which states that "For the period of one (1) year from the date the Registered User signs this document, SPSS shall provide the Registered User with all of the services set forth above. For so long as SPSS generally maintains the SPSS software set forth on the Order Form, SPSS will provide the Registered User with the option to renew his/her maintenance on an annual basis at the then current rate." In addition, tell us whether you ever recognize revenue and receivables related to maintenance renewals prior to receiving evidence that this option to renew has been exercised. If so, tell us how that meets the SOP 97-2 requirement regarding evidence of an arrangement and quantify the amounts involved.

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   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Megan Akst, Staff Accountant, at (202) 551-3407, or me at (202) 551-3499 if you have questions regarding the above comments.

         Sincerely,

         Kathleen Collins
         Accounting Branch Chief